

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   March 15, 2016

Teoh Kooi Sooi
Chief Executive Officer
Bosy Holdings Corp.
Unit Room 7C, World Trust Tower Building
50 Stanley Street, Central, Hong Kong

> **Re: Bosy Holdings Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 29, 2016**
> **File No. 333-208978**

Dear Mr. Teoh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2016 letter.

Report of Independent Registered Public Accounting Firm, page F-2

1. In your response dated Feb 29, 2016, you indicate that Falcon Secretaries Ltd and Falcon CPA are two complete separate entities from one another with no affiliation. Please describe to us the differences between the two firms, including lists of officers, directors, employees, phone numbers, street addresses, and corporate structure. Please ensure your response covers the period from 2012 to the current date.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Benjamin L. Bunker, Esq.